Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 6, 2021, relating to the combined carve out financial statements of U.S. Electric Vehicle Assembly Plant Operations for the year ended December 31, 2020. Our report contains an explanatory paragraph regarding the ability of U.S. Electric Vehicle Assembly Plant Operations to continue as a going concern.

/s/ BDO USA, LLP

Troy Michigan

August 30, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.